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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 6)*

SPEAR & JACKSON, INC. F/K/A/ MEGAPRO TOOLS, INC.

(Name of Issuer)

Common Stock,
par value $.001 per share

(Title of Class of Securities)

58515X 10 3

(CUSIP Number)

Steven C. Barre
Senior Vice President, General Counsel and Secretary
Jacuzzi Brands, Inc.
777 S. Flagler Drive, Suite 1108
West Palm Beach, FL 33401

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 28, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746(3-06)

     CUSIP No.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jacuzzi Brands, Inc. F/K/A U.S. Industries, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14	TYPE OF REPORTING PERSON CO

     CUSIP No. 58515X 10 3

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) USI American Holdings, Inc. F/K/A USI Global Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14	TYPE OF REPORTING PERSON CO

AMENDMENT NO. 6 TO SCHEDULE 13D

This Amendment No. 6 amends the Report on Schedule 13D, originally filed on September 16, 2002, as amended by Amendment No. 1 thereto filed on April 26, 2005, Amendment No. 2 (“Amendment No. 2”) thereto filed on March 27, 2006, Amendment No. 3 (“Amendment No. 3”) thereto filed on May 5, 2006, Amendment No. 4 thereto filed on June 26, 2006 (“Amendment No. 4”) and Amendment No. 5 thereto filed on July 12, 2006 (“Amendment No. 5”) (collectively, the “Schedule 13D”). Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D. Capitalized terms used without definitions in this Amendment No. 6 shall have the respective meanings ascribed to them in the Schedule 13D.

      Item 1. Security and Issuer.

      Item 2. Identity and Background.

      Item 3. Source and Amount of Funds or Other Consideration.

      Item 4. Purpose of Transaction.

      Item 5. Interest in Securities of the Issuer.

      Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     On July 28, 2006, the Reporting Persons completed the sale of their investment in Spear & Jackson, Inc. (“SJI”) and sold 3,543,281 shares of common stock (the “Shares”) of SJI to United Pacific Industries Limited (“UPI”) pursuant to a Stock Purchase Agreement dated as of March 23, 2006 (the “Stock Purchase Agreement”), as amended by Amendment No. 1 dated as of May 4, 2006 (“Amendment No. 1 to the Stock Purchase Agreement”) and as further amended by Amendment No. 2 dated as of July 10, 2006 (“Amendment No. 2 to the Stock Purchase Agreement”). Pursuant to the Stock Purchase Agreement, as amended, the Reporting Persons sold all of their shares owned in SJI to UPI. The Shares sold to UPI represented approximately 61.8% of the issued and outstanding common stock of SJI. The total cash consideration paid by UPI was US$4,960,593.40. The consideration paid by UPI was determined based on arm’s length negotiations between the Reporting Persons and UPI.

      Item 7. Material to be Filed as Exhibits.

     Exhibit 99.1: Joint Filing Agreement among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 28, 2006

JACUZZI BRANDS, INC. F/K/A U.S. INDUSTRIES, INC.

By:	/s/ Steven C. Barre

	Name:	Steven C. Barre
	Title:	Senior Vice President, General Counsel and Secretary